Exhibit 99

      DESCRIPTION OF REYNOLDS METALS COMPANY CAPITAL STOCK

     The Company is authorized by its Restated Certificate of Incorporation to issue a total of 221,000,000 shares of capital stock, consisting of (i) 200,000,000 shares of common stock, without par value (the "Common Stock"), (ii) 20,000,000 shares of preferred stock, without par value (the "Preferred Stock"), and
(iii) 1,000,000 shares of second preferred stock, $100 par value (the "Second Preferred Stock"). Shares of Preferred Stock and Second Preferred Stock are issuable in one or more series, each with such designations, preferences, rights, qualifications, limitations and restrictions as the Board of Directors of the Company may determine in resolutions providing for their issuance.

     As of April 27, 2000, there were issued, outstanding and entitled to vote 63,681,199 shares of Common Stock. No shares of Preferred Stock or Second Preferred Stock are currently outstanding, although the Board of Directors has adopted resolutions authorizing the issuance of up to 2,000,000 shares of a Series A Junior Participating Preferred Stock, without par value, issuable upon the occurrence of certain events as described below in the section entitled "Common Stock - Preferred Stock Purchase Rights."

COMMON STOCK

     DIVIDEND RIGHTS AND RESTRICTIONS ON PAYMENT OF DIVIDENDS. Holders of Common Stock are entitled to receive dividends, when and as declared by the Board of Directors, subject to restrictions which may be imposed by (i) resolutions providing for the issuance of series of Preferred Stock or Second Preferred Stock; and (ii) certain credit agreements of the Company, as described below. Dividends on Preferred Stock and Second Preferred Stock may be cumulative, and no payments or distributions (except in Common Stock or other junior stock) may be made on Common Stock, nor may any Common Stock be acquired by the Company, unless all past and current dividends on Preferred Stock and Second Preferred Stock have been paid or provided for. Under certain of the Company's credit agreements, the Company may not declare or pay dividends on, make any payment on account of, or set apart assets for a sinking or other analogous fund for the purchase, redemption, defeasance, retirement or other acquisition of, any shares of capital stock of the Company, nor may the Company make any other distribution in respect thereof, if specified events of default (including payment defaults and events relating to bankruptcy, insolvency or reorganization) have occurred and are continuing. No such events of default have occurred.

     VOTING RIGHTS. Holders of Common Stock are entitled to one vote for each share held of record and are not entitled to cumulate votes for the election of directors. As a consequence, holders of more than 50% of the shares of Common Stock voting for the election of directors can elect all of the directors if they so choose; in such event, the holders of the remaining shares of Common Stock would not be able to elect any directors. Holders of Common Stock have voting powers on all matters requiring approval of stockholders, other than certain matters subject to the voting rights of holders of the Company's Preferred Stock and Second Preferred Stock to the

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extent provided in the applicable resolutions authorizing their issuance or otherwise under Delaware law.

     LIQUIDATION RIGHTS. In the event of liquidation, dissolution or winding up of the Company, holders of Common Stock are entitled to share ratably in the assets of the Company remaining after payment or provision for payment of all the Company's debts and other liabilities and after the holders of any outstanding series of Preferred Stock and Second Preferred Stock have been paid the full preferential amounts due them. Any preferential rights to be accorded holders of Preferred Stock and Second Preferred Stock will be set forth in resolutions of the Board of Directors authorizing issuance of any series.

     PREEMPTIVE RIGHTS; ASSESSABILITY. Holders of Common Stock have no preemptive or conversion rights and there are no redemption or sinking fund provisions applicable thereto. The outstanding shares of Common Stock are fully paid and non-assessable.

     TRANSFER AGENT AND REGISTRAR. The transfer agent and registrar for the Common Stock is ChaseMellon Shareholder
Services, L.L.C., 450 West 33rd Street, 15th Floor, New York, New
York  10001.

     PREFERRED STOCK PURCHASE RIGHTS. On November 21, 1997, the Board of Directors of the Company declared a dividend distribution of one Preferred Stock Purchase Right (individually a "Right", and collectively the "Rights") for each outstanding share of Common Stock to stockholders of record at the close of business on December 1, 1997. The description and terms of the Rights are set forth in an Amended and Restated Rights Agreement, dated as of March 8, 1999, as amended by the First Amendment dated August 20, 1999 (as amended, the "Rights Agreement"), between the Company and ChaseMellon Shareholder Services, L.L.C., as Rights Agent.

     The Rights are exercisable only if a person or group buys 15% or more of the Company's Common Stock, or announces a tender offer for 15% or more of the outstanding Common Stock. Each Right will entitle a holder to buy one-hundredth of a share of the Company's Series A Junior Participating Preferred Stock at an exercise price of $300, subject to adjustment in certain circumstances.

     If a person or group acquires 15% or more of the Common Stock, each Right would permit its holder to buy Common Stock having a market value equal to two times the exercise price of the Right. In addition, if at any time after the Rights become exercisable, the Company is acquired in a merger, or if there is a sale or transfer of 50% or more of its assets or earning power, each Right would permit its holder to buy common stock of the acquiring company having a market value equal to two times the exercise price of the Right.

     The Rights, which do not have voting privileges, expire on December 1, 2007. The Board of Directors of the Company may redeem the Rights before expiration, under certain circumstances, for $0.01 per Right (the "Redemption Price").

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     For so long as the Rights are redeemable, the Rights
Agreement may be amended from time to time by the Company in its sole discretion. After the Rights have ceased to be redeemable, the Company may not adopt any amendment that adversely affects the interests of any holder of a Right, cause the Rights Agreement to be amendable other than in accordance with this sentence, or cause the Rights again to become redeemable. Notwithstanding the foregoing, the Company may not under any circumstances change the Redemption Price of the Rights.

     On August 18, 1999, the Company, Alcoa Inc. ("Alcoa"), and RLM Acquisition Corp., a wholly owned subsidiary of Alcoa, entered into an agreement and plan of merger (the "Merger Agreement"). Under the Merger Agreement, each outstanding share of Company Common Stock would be converted into 1.06 shares of Alcoa common stock and the Company would become wholly owned by Alcoa. Completion of the merger is subject to customary closing conditions, including antitrust clearances. On August 20, 1999, the Company amended the Rights Agreement to render it inapplicable to the transaction contemplated by the Merger Agreement.

DELAWARE GENERAL CORPORATION LAW SECTION 203

     The Company is subject to the provisions of Section 203 of the General Corporation Law of the State of Delaware ("DGCL
Section 203"), the "business combination" statute. In general, the statute prohibits a public Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless (i) prior to such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder,
(ii) upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding certain shares described in DGCL Section 203), or
(iii) on or after such date, the business combination is approved by the board of directors of the corporation and authorized at an annual or special meeting of stockholders and by the affirmative vote of at least two-thirds of the outstanding voting stock that is not owned by the "interested stockholder". "Business combination" is defined to include mergers, asset sales and certain other transactions resulting in a financial benefit to a stockholder. An "interested stockholder" is defined generally as a person who, together with affiliates and associates, owns (or, within the prior three years, did own) 15% or more of a corporation's voting stock. The Company's Restated Certificate of Incorporation does not exclude the Company from the restrictions imposed under DGCL Section 203. Thus, such statute could prohibit or delay the accomplishment of mergers or other takeover or change in control attempts with respect to the Company and, accordingly, may discourage attempts to acquire the Company.

     The Company's Board of Directors has approved the Merger
Agreement for the purpose of exempting the proposed merger with Alcoa from the operation of DGCL Section 203.

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